UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2020

Commission file number: 001-39166

Metalla Royalty & Streaming Ltd.

(Translation of registrant's name into English)

501- 543 Granville Street, Vancouver, BC, V6C 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover:
[   ] Form 20-F [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXPLANATORY NOTE

This Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K originally filed on September 11, 2020, the text of which is incorporated by reference herein, is being filed solely to include the following statement:

EXHIBIT 99.1 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-237887), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the original Form 6-K mentioned above, or reflect any events that have occurred after such Form 6-K was originally filed.

EXHIBIT INDEX

Exhibit	Description

99.1*	Material Change Report dated September 10, 2020

* Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2020	/s/ Kim Casswell
Kim Casswell
Corporate Secretary